AMENDMENT
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                                                         OMB APPROVAL
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                                                    OMB Number:  3235-0145
                          UNITED STATES             Expires:  October 31, 1997
               SECURITIES AND EXCHANGE COMMISSION   Estimated average burden
                        WASHINGTON, D.C. 20549      hours per response .. 14.90


                               SCHEDULE 13D


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 2)*


                  PEPSI-COLA PUERTO RICO BOTTLING COMPANY
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                             (Name of Issuer)

                           CLASS B COMMON STOCK
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                        (Title Class of Securities)

                                 713434 10 8
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                              (CUSIP Number)


RAFAEL NIN, C/O PEPSI-COLA PUERTO RICO BOTTLING COMPANY, CARRETERA #2, KM 19.4, BARRIO CANDELARIA, TOA BAJA, PUERTO RICO 09949, (787) 251-2000
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                              OCTOBER 15, 1996
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box <square>.

Check the following box if a fee is being paid with the statement <square>.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                 SEC 1746(12-91)

NC140955.1
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                                  EXPLANATORY NOTE

       The purpose of this Amendment No. 2 ("Amendment No. 2") is to refile the Subscription Agreement previously filed with Amendment No. 1 to the Schedule 13D.

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